# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARPAI, INC., CIK 0001844392
CUSIP: 571354109
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001884274
Persons authorized to receive notices and communications: Damien Lamendola, c/o Marpai, Inc., 615 Channelside Drive, Suite 207, Tampa, Florida (FL), 33602, (855) 389-7330

## Reporting persons
- Damien Lamendola (CIK 0001884274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 459,961; shared voting power 7,041,567; sole dispositive power 459,961; shared dispositive power 7,041,567; aggregate amount beneficially owned 7,501,528 (40.51% of the class)
  Comment: (1) Comprised of (i) 400,000 shares of Class A common stock, par value $0.0001 per share ("Common Stock") of Marpai, Inc. (the "Issuer") held directly by Mr. Lamendola, (ii) 6,109,893 shares of the Issuer's Common Stock held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (iii) 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings LLC (f/k/a HillCour Holding Corporation) ("HillCour Holdings"), a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC, (iv) 62,500 shares of the Issuer's Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, of which 59,961 are vested.
  
  (2) Percentage is calculated based on 18,515,572 shares of Common Stock outstanding as of October 22, 2025.
- HillCour Investment Fund, LLC 81-5352590: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,041,567; sole dispositive power 0; shared dispositive power 7,041,567; aggregate amount beneficially owned 7,041,567 (38.03% of the class)
  Comment: (3) Comprised of (i) 6,109,893 shares of Common Stock of the Issuer held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (ii) 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.
- WellEnterprises USA, LLC 46-0837544: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,041,567; sole dispositive power 0; shared dispositive power 7,041,567; aggregate amount beneficially owned 7,041,567 (38.03% of the class)
  Comment: (4) Comprised of (i) 6,109,893 shares of Common Stock of the Issuer held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (ii) 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: MARPAI, INC.
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Comment:
This Amendment No. 11 (this "Schedule 13D/A") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 1, 2022, as amended by Amendment No. 1 to Schedule 13D filed on February 1, 2022, Amendment No. 2 to Schedule 13D filed on August 23, 2022, Amendment No. 3 to Schedule 13D filed on August 28, 2022, Amendment No. 4 to Schedule 13D filed on November 28, 2023, Amendment No. 5 to Schedule 13D filed on December 18, 2023, Amendment No. 6 to Schedule 13D filed on January 19, 2024, Amendment No. 7 to Schedule 13D filed on March 7, 2024, Amendment No. 8 to Schedule 13D filed on May 29, 2024, Amendment No. 9 to Schedule 13D filed on September 4, 2024, and Amendment No. 10 to Schedule 13D filed on June 2, 2025 (collectively, this "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The purpose of this Schedule 13D/A filing is to update the ownership by Damien Lamendola, HillCour Investment Fund, LLC, and WellEnterprises USA, LLC (collectively the "Reporting Persons") of the Issuer's Common Stock.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3. Of this Schedule 13D/A is hereby amended to add the following:

On July 17, 2025, the Reporting Person acquired 86,805 shares of the Issuer's Common Shares pursuant to a Securities Purchase Agreement entered into on July 17, 2025, by the Issuer and the purchasers thereto.

On July 29, 2025, the Reporting Person acquired 371,470 shares of the Issuer's Common Shares pursuant to a Securities Purchase Agreement entered into on July 29, 2025, by the Issuer and the purchasers thereto.

On September 10, 2025, the Reporting Person acquired 896,903 shares of the Issuer's Common Shares pursuant to a Securities Purchase Agreement entered into on September 10, 2025, by the Issuer and the purchasers thereto.

On September 30, 2025, the Reporting Person acquired 147,058 shares of the Issuer's Common Shares pursuant to a Securities Purchase Agreement entered into on September 30, 2025, by the Issuer and the purchasers thereto

## Item 4. Purpose of Transaction
Purpose of transaction: "Item 4. Purpose of Transaction" is not being amended by this Schedule 13D/A."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and Item 5(b) of the Schedule 13D are hereby amended and supplemented by the following paragraphs:

(i) Damien Lamendola

As of October 22, 2025, Damien Lamendola may be deemed to be the beneficial owner of: (1) 400,000 shares of the Issuer's Common Stock held directly by Mr. Lamendola (2.16% of the outstanding Common Stock); (2) 6,109,893 shares of the Issuer's Common Stock held directly by HillCour Investment Fund, LLC (33.00% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power; (3) 931,674 shares of the Issuer's Common Stock (5.03% of the outstanding Common Stock) held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC; (4) 43,750 shares of the Issuer's Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022, and vesting monthly over a three year period, and, (5) 18,750 shares of the Issuer's Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022, and vesting monthly over a four year period.

(ii) HillCour Investment Fund, LLC

As of October 22, 2025, HillCour Investment Fund, LLC may be deemed to be the beneficial owner of: (1) 6,109,893 shares of the Issuer's Common Stock held directly by HillCour Investment Fund, LLC (33.00% of the outstanding Common Stock), and over which it holds the voting and dispositive power, and (2) 931,674 shares of the Issuer's Common Stock (5.03% of the outstanding Common Stock) held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.

(iii) WellEnterprises USA, LLC

As of October 22, 2025, WellEnterprises USA, LLC may be deemed to be the beneficial owner of 931,674 shares of the Issuer's Common Stock which it holds directly (5.03% of the outstanding Common Stock), and over which it holds voting and dispositive power.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

The agreement related to voting power and grant of a power of attorney and proxy which was disclosed in the Schedule 13D was terminated and is no longer in force.

Except as described in the Explanatory Note, and as disclosed in any amendments to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: "Item 7. Materials to Be Filed as Exhibits" is not being amended by this Schedule 13D/A."

## Signatures
- Damien Lamendola: /s/ Damien Lamendola, Damien Lamendola (10/22/2025)
- HillCour Investment Fund, LLC 81-5352590: /s/ Damien Lamendola, Damien Lamendola/Manager (10/22/2025)
- WellEnterprises USA, LLC 46-0837544: /s/ Damien Lamendola, Damien Lamendola/Manager (10/22/2025)